8. ACQUISITION
After the close of business on July 22, 2016, WealthBuilder Tactical Equity Portfolio acquired the net assets of WealthBuilder Equity Portfolio.
The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of WealthBuilder Equity
Portfolio Fund for 7,072,695 shares WealthBuilder Tactical Equity
Portfolio valued at $131,447,569 at an exchange ratio of 0.81. The investment portfolio of WealthBuilder Equity Portfolio with a fair value of $116,820,114, identified cost of $94,433,807 and unrealized gains of $22,386,307 at July 22, 2016 were the principal assets acquired by WealthBuilder
Tactical Equity Portfolio. The aggregate net assets of WealthBuilder
Equity Portfolio and WealthBuilder Tactical Equity Portfolio immediately prior to the acquisition were $131,447,569 and $362,873,519, respectively.
The aggregate net assets of WealthBuilder Tactical Equity Portfolio Fund immediately after the acquisition were $494,321,088. For financial reporting purposes, assets received and shares issued by WealthBuilder Tactical Equity Portfolio were recorded at fair value; however, the cost basis of the investments received from WealthBuilder Equity Portfolio was carried forward to align ongoing reporting of WealthBuilder Tactical
Equity Portfolios realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. In addition to the acquisition transaction, WealthBuilder Tactical Equity Portfolio changed its name to WealthBuilder Equity Portfolio.
Assuming the acquisition had been completed June 1, 2016, the beginning of the annual reporting period forWealthBuilder Equity Portfolio, the pro forma results of operations for the year ended May 31, 2016 would have been:
Net investment loss $ (4,781,306)
Net realized and unrealized gains on investments 23,709,325
Net increase in net assets resulting from operations 18,928,019
Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the acquired fund that have been included in WealthBuilder Equity Portfolios Statement of Operations since July 25, 2016.